07006313

SI MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alta Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square Suite 3800
(No. and Street)

Boston MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dolan (617-426-5335)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunn & Hoban
(Name – *if individual, state last, first, middle name*)

1179 High Street Westwood MA 02090
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 3 2007
WASHINGTON, DC
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK HANSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Capital Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mark Hansen
Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTA CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

ALTA CAPITAL GROUP, LLC

DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA, PFS

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Partners of
Alta Capital Group, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Alta Capital Group, LLC (the Company) as of December 31, 2006, and the related statements of income, owners' equity, and cash flows, for the year ended December 31, 2006, that you are filing pursuant to rule 71a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alta Capital Group, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses and has had significant recurring negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from this uncertainty.

Dunn & Hoban, P.C.

Certified Public Accountants
Westwood, Massachusetts
March 21, 2007

ALTA CAPITAL GROUP, LLC
Statement of Financial Condition
December 31, 2006 and 2005

		2006		2005
Assets				
Current Assets				
Cash	$	22,291	$	387,594
Deposits with clearing organizations		1,228,811		628,453
Receivables from clearing organizations		14,562		245,713
Securities owned:				
Marketable at market value (Note 2)		3,237,827		14,230,774
Prepaid expenses		26,807		-
Total Current Assets		4,530,298		15,492,534
Equipment at cost, less accumulated depreciation of $5,824 and $496 (Note 3)		29,584		9,419
Other assets (Note 4)		103,099		284,586
	$	4,662,981	$	15,786,539
Liabilities and Owners' Equity				
Curent Liabilities				
Payable to clearing organizations	$	3,906,776	$	12,639,713
Accounts payable, accrued expenses and other liabilities		113,679		328,105
Total Current Liabilities		4,020,455		12,967,818
Owners' equity				
Partners' capital		642,526		2,818,721
	$	4,662,981	$	15,786,539

See auditors' report and notes to financial statements.

ALTA CAPITAL GROUP, LLC

Statement of Income

For the Years Ended December 31, 2006 and 2005

		2006	2005
Revenues:			
Principal transactions	$	227,294	25,364
Interest and dividends		123,105	16,728
Advisory services		150,300	27,000
Underwriting		155,682	-
Other income (Loss)		(273,087)	(213,569)
		383,294	(144,477)
Expenses:			
Employee compensation and benefits		1,767,880	163,876
Floor brokerage, exchange and clearing fees		535,387	30,600
Communications and data processing		35,454	103,153
Interest and dividends		206,725	12,222
Occupancy		236,272	54,962
Other expenses		420,018	96,989
		3,201,736	461,802
Net income (loss)	$	(2,818,442)	(606,279)

See auditors' report and notes to financial statements.

ALTA CAPITAL GROUP, LLC

Statements of Owners' Equity

For the Years Ended December 31, 2006 and 2005

		2006		2005
Beginning balance, partners' capital	$	2,818,721	$	-
Net partners' capital contributed		642,247		3,425,000
Net loss		(2,818,442)		(606,279)
Ending balance, partners' capital	$	642,526	$	2,818,721

See auditors' report and notes to financial statements.

ALTA CAPITAL GROUP, LLC

Statement of Cash Flows

For the Years Ended December 31, 2006 and 2005

		2006		2005
Cash flows from operating activities:				
Net income (loss)	$	(2,818,442)	$	(606,279)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization		36,815		15,474
Increase (decrease) in operating assets and liabilities:				
Deposits with clearing organizations		(600,358)		(628,453)
Receivable from clearing organizations		231,151		(245,713)
Securities owned		10,966,140		(14,230,774)
Increase (decrease) in operating liabilities				
Payable to clearing organizations		(8,732,937)		12,639,713
Accounts payable		(214,425)		328,105
Net cash used in operating activities		(1,132,056)		(2,727,927)
Cash flows from investing activities:				
Purchase of equipment		(25,494)		(9,915)
Organization fees		150,000		(299,564)
Net cash (used in) investing activities		124,506		(309,479)
Cash flows from financing activities:				
Net partners capital contributed		642,247		3,425,000
Net cash provided by financing activities		642,247		3,425,000
Increase (decrease) in cash		(365,303)		387,594
Cash and cash equivalents, beginning of year		387,594		-
Cash and cash equivalents, end of year	$	22,291	$	387,594
Supplemental disclosures of cash flow information:				
Interest payments	$	206,725	$	12,222

See auditors' report and notes to financial statements.

ALTA CAPITAL GROUP, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 – Summary of Significant Accounting Policies

Business Activity

Alta Capital Group, LLC, a Delaware Limited Liability Company , is a registered broker/dealer in securities located in Boston, Massachusetts. The Company is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment is calculated by the double declining balance method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company is a partnership and as such there is no provision for income taxes.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $2,234 and $0 for the years ended December 31, 2006 and 2005, respectively.

Customer Accounts

The Company's customer accounts are carried on the books of Automatic Data Processing (ADP), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

ALTA CAPITAL GROUP, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 Continued

Organization

On April 17, 2004, the Certificate of Formation for the Company was filed with the Secretary of State of Delaware, pursuant to the Delaware Limited Liability Company Act, with the name Bay Colony Capital Partners, LLC On August 15, 2005, the name of the Company was changed to Alta Capital Group, LLC.

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2006 are as follows:

	Cost	2006 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 3,243,913	$ 3,237,827	$ (6,086)

Original cost and market values of debt and equity securities at December 31, 2005 are as follows:

	Cost	2005 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 14,206,410	$ 14,230,774	$ 24,364

Note 3 – Property and Equipment

At December 31, property and equipment consisted of the following:

	2006	2005
Computer and telephones	$35,408	$ 9,915
Less accumulated depreciation	(5,824)	(496)
	$29,584	$ 9,419

Depreciation expense for the years ended December 31, 2006 and 2005 was $590 and $496, respectively.

Note 4 – Other Assets

At December 31, 2005, the Company had incurred organization expenses in the amount of $299,564. During 2006, the prior year estimated legal fees were reduced by $150,000 to $149,564. The Company is amortizing these expenses over sixty months. Amortization for the years ended December 31, 2006 and 2005 was $31,487 and $14,978, respectively.

ALTA CAPITAL GROUP, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 5 – Commitments

On September 1, 2005, the Company entered into a forty-five month lease expiring May 31, 2009 for space located at One Post Office Square in Boston, Massachusetts. In addition, the Company leases office space at four locations on a month to month basis.

At December 31, 2006, rent expense was $236,272.

Minimum lease payments due under the Boston lease are as follows:

2007	$192,869
2008	164,609
2009	123,457
Total	$480,935

Note 6 – Net Capital Requirements

The Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1), which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness, as defined shall not exceed 15 to 1. The Company had net capital and net capital requirements under these provisions as follows:

	2006	2005
Net Capital	$261,146	$1,850,857
Net Capital Requirement	100,000	100,000
Net Capital Ratio	3 To 1	19 To 1

Note 7 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 0% at December 31, 2005, computed as follows:

	2006	2005
Equity	$642,526	$2,818,721
Debt and other subordinated notes	-	-
Total debt/equity	$642,526	$2,818,721
Debt to debt/equity ratio	0%	0%

Note 8 – Off Balance Sheet Commitments

Alta Capital Group, LLC was formed in 2005 and was funded with startup capital from two principal shareholders. The primary shareholder financed the capital contribution with a $4,000,000 personal bank loan. The membership interests in Alta Capital Group, LLC of both principal shareholders have been pledged as collateral for this bank loan.

The loan agreement includes various covenants related to Alta Capital Group, LLC. The loan agreement requires that Alta Capital Group, LLC's financial statements be audited annually and that they receive an unqualified audit opinion. It also requires that the Company maintain a minimum tangible net worth of $1,000,000 as of December 31, 2006. At December 31, 2006, the loan is in default of both of these covenants. The bank has not issued a waiver of these covenants.

Note 9 - Operating Deficits

As shown in the accompanying financial statements, Alta Capital Group, LLC incurred a net loss of $2,818,442 and $606,279 for the years ended December 31, 2006 and 2005, respectively.

The Company received startup capital in November, 2005 and July, 2006. It has made significant investments in staffing, office space leasing and other selling, general and administrative expenses. The Company fully established its sales force in July 2006 and began focusing on revenue generation.

Subsequent to year end, the Company received $450,000 in equity capital. While the Company is seeking additional sources of capital, including equity, there can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

ALTA CAPITAL GROUP, LLC
Schedule I
For the Year Ended December 31, 2006

		2006
Statement of Other Expenses		
Advertising	$	2,234
Amortization		31,487
Bank service charges		11,206
Contributions		10,100
Consulting fees		12,500
Depreciation expense		5,328
Dues and subscriptions		6,979
Equipment lease		5,105
Insurance		45,656
Legal and professional fees		69,310
Licenses and permits		6,970
Office supplies and expenses		24,636
Payroll taxes		103,063
Postage and delivery		11,426
Printing and reproduction		8,878
Professional development		412
Repairs and maintenance		-
Travel and entertainment		60,576
Utilities		4,152
Total Other Expenses	$	420,018

See auditor's report

ALTA CAPITAL GROUP, LLC
Schedule II
December 31, 2006

		2006
Computation of Net Capital Requirements Pursuant to SEC Rule 15c3-1		
Capital and allowable subordinated liabilities:		
Owners' equity	$	642,526
Unallowable assets:		
Property and equipment		29,584
Prepaid expenses and other assets		129,906
Security haircuts		221,890
Total unallowable assets		381,380
Net Capital	$	261,146

See auditors' report

ALTA CAPITAL GROUP, LLC
Schedule III
December 31, 2006

		2006
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital		
Unaudited net capital at December 31	$	293,945
Net audit adjustments affecting capital:		
1. To adjust prepaids and equipment		3,476
2. To adjust accounts payable, accrued expenses and other liabilities		(10,802)
3. To adjust for changes in non-allowable assets		(25,473)
Audited net capital at December 31	$	261,146

See auditors' report

To the Partners
Alta Capital Group, LLC
Boston, Massachusetts

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Alta Capital Group, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Alta Capital Group, LLC. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ilum & Hoban, P.C.

Westwood, Massachusetts
March 21, 2007

END